EXHIBIT 4.4

SERVOTRONICS, INC.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock is subject to and qualified by the provisions of our Certificate of Incorporation dated September 6, 1972 as amended by a Certificates of Amendment dated August 27, 1984 and June 30, 1998 (as amended, the “Certificate of Incorporation”) and our By-laws as amended and restated as of April 3, 2020 (the “By-laws”) copies of which are incorporated herein by reference.

Authorized Capitalization

Our authorized capital stock consists of 4,000,000 authorized shares of common stock, $0.20 par value per share (“Common Stock”), and 4,000,000 shares of preferred stock, $0.20 par value per share (“Preferred Stock”). As of the close of business on December 31, 2021, 2,614,506 shares of Common Stock were issued and 2,435,032 shares were outstanding, no shares of Preferred Stock were issued and outstanding. Updates to the number of shares outstanding will be made on the cover page of our annual or quarterly reports for subsequent fiscal years or fiscal quarters that we file with the Securities and Exchange Commission.

Voting Rights

Each holder of Common Stock is entitled to one vote per share. Subject to any rights of the holders of any series of Preferred Stock pursuant to applicable law or the provision of the certificate of designations creating that series, all voting rights are vested in the holders of shares of Common Stock. There is no cumulative voting in the election of directors.

Dividends

Holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available for their payment, subject to the rights of holders of any preferred stock outstanding.

Rights Upon Liquidation

In the event of voluntary or involuntary liquidation or dissolution of Servotronics, after payment in full of all debts and amounts required to be paid to the holders of the Preferred Stock, the holders of Common Stock are entitled to share ratably in all remaining assets of Servotronics.

Other Matters

Holders of shares of Common Stock are not entitled to preemptive rights. Shares of common stock are not convertible into shares of any other class of capital stock. If we merge or consolidate with or into another company and as a result our Common Stock is converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock will be entitled to receive the same kind and amount of consideration per share of Common Stock.

Trading Market

The Common Stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is listed on the NYSE American under the symbol “SVT”. Computershare Trust Company, N.A. serves as our transfer agent.

Relationship to Preferred Stock

The rights of a holder of shares of Common Stock will be subject to, and may be adversely affected by, the rights of holders of Preferred Stock that may be issued in the future. Our board of directors has the authority to divide any or all of the shares of Preferred Stock into, and to authorize the issuance of, one or more series of Preferred Stock. Before issuance of shares of each series, our board of directors is required to fix for each such series, subject to the provisions of the Delaware General Corporation Law  (the “DGCL”) and the Certificate of Incorporation, the powers, designations, preferences and other special rights of such series, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other matters as may be fixed by resolution of the board of directors.

Certain Provisions Affecting Control of Our Company

General. Certain provisions of our Certificate of Incorporation, By-laws and the DGCL operate with respect to extraordinary corporate transactions, such as mergers, reorganizations, tender offers, sales or transfers of substantially all of our assets or our liquidation of the Company, and could have the effect of delaying or making more difficult a change in control of our company in certain circumstances.

Election and Removal of Directors.  Our By-laws require that directors may be removed without cause only by vote of the holders or a majority of the outstanding shares entitled to vote.  Under our By-laws, any vacancy on our board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors in office.  Our By-laws authorize up to nine members on our board of directors; provided that the maximum number may be increased from time to time by an amendment to the By-laws.  The board of directors may, pursuant to a resolution adopted by a majority of the entire board, increase the size of our board up to the maximum number directors permitted under the By-laws and designate the directors to fill the vacancies.

Special Meeting of Shareholders.  Under our By-laws, special meetings of our shareholders may be called by our president or the board of directors or upon written demand by the holders of shares representing at least a majority of all shares outstanding and entitled to vote.

Shareholder Action by Written Consent.  Our Certificate of Incorporation requires that actions by our shareholders without a meeting must be in writing and signed by each shareholder entitled to vote on such action.

Business Combinations.  Under the Certificate of Incorporation, the affirmative vote of at least 75% of the outstanding shares of Common Stock is required for the approval or authorization of any “Business Combination” unless the transaction is approved by 75% of the Company’s

Board of Directors who are not “Related Person Directors” and certain other conditions are met. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who owns 20% or more of the Common Stock, or is an affiliate or associate of the corporation and within five years prior to the determination of interested stockholder status, did own 20% or more of the Common Stock. The existence of this provision may have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance.

Shareholder Rights Plan.  The Company’s Shareholder Rights Plan, dated as of October 15, 2012, as amended, could have the effect of delaying, deferring, or preventing a change of control of the Company and could discourage bids for the Common Stock at a premium over the market price of the Common Stock. The Rights initially trade together with the Common Stock and are not exercisable. Subject to certain exceptions specified in the Shareholder Rights Plan, the Rights will separate from the common stock and become exercisable following (i) the date of the Company’s public announcement or filing that a person or group has become an “Acquiring Person,” which is defined as a person who has acquired, or obtained the right to acquire, beneficial ownership of 25% or more of the Common Stock then outstanding, subject to certain exceptions, or (ii) the tenth calendar day after any person or group commences a tender or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person. If a person or group becomes an Acquiring Person, each Right will entitle its holders (other than such Acquiring Person) to purchase one-hundredth of a share (a “Unit”) of Series A Junior Participating Preferred Stock at a price of $32.00 per Unit. A Unit is intended to give the shareholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock, and should approximate the value of one share of Common Stock. At any time after a person becomes an Acquiring Person, the Board may exchange all or part of the outstanding Rights (other than those held by an Acquiring Person) for shares of Common Stock at an exchange rate of one share of Common Stock (and, in certain circumstances, a Unit) for each Right.

The Rights will expire upon certain events described in the Shareholder Rights Plan. However, in no event will the Shareholder Rights Plan expire later than the close of business on October 15, 2022.

Limitations on Liability.  Our By-Laws provide for the indemnification of our directors and officers to the fullest extent authorized by the DGCL.  Under the DGCL, a director may be paid expenses in advance of any proceeding for which indemnification may be payable, subject to certain conditions, including delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.  We have also obtained policies of directors’ and officers’ liability insurance.  These policies insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.  The existence of such indemnification and insurance may impede a change of control of us to the extent that a hostile acquirer seeks to litigate its contest for control with our directors and officers.